UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40728

World Quantum Growth Acquisition Corp.

(Exact name of registrant as specified in its charter)

PO Box 309, Ugland House,

Grand Cayman, Cayman Islands

(345) 949-8066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant

Class A Ordinary Shares, $0.0001 par value

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary

Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, World Quantum Growth Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2023	By:	/s/ Xavier Rolet
	Name:	Xavier Rolet
	Title:	Chief Executive Officer